UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Tribune Publishing Co
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

896082 104
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2014
(Date of Event which Requires Filing of this Statement)

CUSIP No. 896082 104	SCHEDULE 13D	Page 2 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Tribune, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,691,371 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,691,371 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,371 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (2)
14	TYPE OF REPORTING PERSON PN

_________________
(1)	In its capacity as the direct owner of 4,691,371 shares of common stock, par value $0.01 per share (the “Common Shares”), of the Issuer.

(2)
Ownership percentages set forth in this Schedule 13D are based upon a total of 25,423,126 Common Shares issued and outstanding as of August 4, 2014, upon the closing of the spin-off, as derived from the information reported in the Issuer’s Information Statement filed as an exhibit to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on July 21, 2014.

CUSIP No. 896082 104	SCHEDULE 13D	Page 3 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree AIF Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,691,371 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,691,371 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,371 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Tribune, L.P.

CUSIP No. 896082 104	SCHEDULE 13D	Page 4 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree AIF Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,691,371 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,691,371 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,371 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON CO

_________________
(1)	Solely in its capacity as the general partner of Oaktree AIF Investments, L.P.

CUSIP No. 896082 104	SCHEDULE 13D	Page 5 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,691,371 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,691,371 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,371 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the holder of all of the voting shares of Oaktree AIF Holdings, Inc.

CUSIP No. 896082 104	SCHEDULE 13D	Page 6 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the direct owner of 4,576 Common Shares.

CUSIP No. 896082 104	SCHEDULE 13D	Page 7 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the managing member of OCM FIE, LLC

CUSIP No. 896082 104	SCHEDULE 13D	Page 8 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 896082 104	SCHEDULE 13D	Page 9 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 896082 104	SCHEDULE 13D	Page 10 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 896082 104	SCHEDULE 13D	Page 11 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC

CUSIP No. 896082 104	SCHEDULE 13D	Page 12 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the managing member of OCM Holdings, LLC.

CUSIP No. 896082 104	SCHEDULE 13D	Page 13 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,695,947 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,695,947 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,695,947 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P. and the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 896082 104	SCHEDULE 13D	Page 14 of 21

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Tribune Publishing Company, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 435 North Michigan Avenue, Chicago IL 60611.

As of August 4, 2014, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned that number of Common Shares (the “Subject Shares”) set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.	Identity and Background

(a)  – (c) & (f)

This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)	Oaktree Tribune, L.P., a Delaware limited partnership (“Oaktree Tribune”), whose principal business is to invest in and hold securities of the Issuer;
(2)
Oaktree AIF Investments, L.P., a Delaware limited partnership (“AIF Investments”), whose principal business is to serve as, and perform the functions of, the general partner of certain holding companies;

(3)
Oaktree AIF Holdings, Inc., a Delaware corporation (“AIF Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of AIF Investments and to hold limited partnership interests in AIF Investments;

(4)	Oaktree Capital Group Holdings, L.P. a Delaware limited partnership (“OCGH”), whose principal business is to act as a holding company of economic interests in various companies;
(5)
OCM FIE, LLC, a Delaware limited liability company (“FIE”), whose principal business is to serve as, and perform the functions of, the general partner, manager or managing member of certain special purpose vehicles and to act as a holding company of economic interests in various issuers;

(6)
Oaktree Fund GP, LLC, a Delaware limited liability company (“GP”), whose principal business is to serve as, and perform the functions of, the general partner, manager or managing member of certain investment funds and holding companies;

(7)
Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (A) serve as, and perform the functions of, the general partner or the managing member of the general partner of certain investment funds and (B) act as the sole shareholder of certain controlling entities of certain investment funds;

(8)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;
(9)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I;
(10)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;
(11)
Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; and

(12)
Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, (A) the general partner of OCGH, and (B) the duly elected manager of OCG.

CUSIP No. 896082 104	SCHEDULE 13D	Page 15 of 21

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 4, 2014, Oaktree Tribune and FIE, each holders of common stock and warrants of Tribune Media Company, received 0.25 Common Shares for each share of common stock or warrant of Tribune Media Company owned on the record date for the distribution by such entities in connection with the separation of the Issuer from Tribune Media Company (the “Distribution”).  No consideration was provided to Tribune Media Company in connection with the Distribution and no borrowed funds were used to acquire Subject Shares.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Subject Shares for investment purposes and for the purposes described below.

The descriptions of the Distribution contained in Item 3 above and the Registration Rights Agreement contained in Item 6 below are hereby incorporated by reference into this Item 4.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Shares will be acquired by the Reporting Persons or by other affiliated investment funds or accounts or whether the Reporting Persons or any such other affiliated investment funds or accounts will dispose of Common Shares. At any time, additional Common Shares may be acquired or some or all of the Common Shares beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals that relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Subject Shares and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board, other shareholders of the Issuer or other third parties regarding such matters.

CUSIP No. 896082 104	SCHEDULE 13D	Page 16 of 21

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D are based upon a total of 25,423,126 shares of common stock of the Issuer issued and outstanding as of August 4, 2014, upon the closing of the spin-off, as reported in the Issuer’s Information Statement filed as an exhibit to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on July 21, 2014.

Oaktree Tribune directly holds 4,691,371 Common Shares, representing approximately 18.5% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

AIF Investments, in its capacity as the general partner of Oaktree Tribune, has the ability to direct the management of Oaktree Tribune’s business, including the power to vote and dispose of securities held by Oaktree Tribune; therefore, AIF Investments may be deemed to beneficially own Oaktree Tribune’s Subject Shares.

AIF Holdings, in its capacity as the general partner of AIF Investments, has the ability to direct the management of AIF Investments’s business, including the power to direct the decisions of AIF Investments regarding the voting and disposition of securities held by Oaktree Tribune; therefore, AIF Holdings may be deemed to have indirect beneficial ownership of Oaktree Tribune’s Subject Shares.

OCGH, in its capacity of the holder of all of the voting shares of AIF Holdings, has the ability to appoint and remove the directors and direct the management of the business of AIF Holdings.  As such, OCGH has the power to direct the decisions of AIF Holdings regarding the voting and disposition of securities held by Oaktree Tribune; therefore, OCGH may be deemed to have indirect beneficial ownership of Oaktree Tribune’s Subject Shares.

FIE directly holds 4,576 Common Shares, representing less than 0.1% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

GP, in its capacity as the general partner of FIE, has the ability to direct the management of FIE's business, including the power to direct the decisions of FIE regarding the voting and disposition of securities held by FIE; therefore, GP may be deemed to beneficially own FIE’s Subject Shares.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of GP’s business, including the power to vote and dispose of securities held by FIE; therefore GP I may be deemed to have indirect beneficial ownership of FIE’s Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to vote and dispose of securities held by FIE; therefore Capital I may be deemed to have indirect beneficial ownership of FIE’s Subject Shares.

CUSIP No. 896082 104	SCHEDULE 13D	Page 17 of 21

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by FIE; therefore Holdings I may be deemed to have indirect beneficial ownership of FIE’s Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by FIE; therefore Holdings may be deemed to have indirect beneficial ownership of FIE’s Subject Shares.

OCG, in its capacity as managing member of Holdings, has the ability to direct the management of Holdings’s business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by FIE; therefore OCG may be deemed to have indirect beneficial ownership of FIE’s Subject Shares.

OCGH GP, (i) in its capacity as the duly elected manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by FIE; and, (ii) in its capacity as the general partner of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the voting and disposition of securities held by Oaktree Tribune.  Therefore OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares owned directly by Oaktree Tribune and FIE, respectively.

(c)

Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) and (e)

Not applicable.

Item 6.	Interest in Securities of the Issuer

The description of the Distribution contained in Item 3 above is hereby incorporated by reference into this Item 6.

In connection with the Distribution, on August 4, 2014, the Issuer, Oaktree Tribune, entities affiliated with JPMorgan Chase Bank, N.A. (the “JPMorgan Entities”) and investment funds managed by Angelo, Gordon & Co., L.P. (the “Angelo Gordon Funds”, and together with the Oaktree Funds and the JPMorgan Entities, the “Stockholders”) entered into a registration rights agreement (the “Registration Rights Agreement”), which granted the Stockholders specified demand and piggyback registration rights with respect to the Issuer’s securities. Under the Registration Rights Agreement, the Issuer is required to use reasonable best efforts to effect the registration under the Securities Act of 1933, as amended (the “Securities Act”), of its Common Stock as requested by the Stockholders, at the Issuer’s expense. In addition, if the Issuer determines to register its Common Stock under the Securities Act, such holders will have the right to require the Issuer to use its reasonable best efforts, subject to certain limitations, to include in its registration statement shares of its Common Stock held by them. The Registration Rights Agreement also provides that the Issuer shall indemnify certain of its stockholders in connection with any registration of Common Shares held by such stockholders.

This foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Registration Rights Agreement, which is included as Exhibit 2 and incorporated herein by reference.

CUSIP No. 896082 104	SCHEDULE 13D	Page 18 of 21

Item 7.	Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2
Registration Rights Agreement, between Tribune Publishing Company and the Stockholders party thereto, dated as of August 4, 2014 (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 7, 2014).

CUSIP No. 896082 104	SCHEDULE 13D	Page 19 of 21

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of August 14, 2014

OAKTREE TRIBUNE, L.P.

By:	Oaktree AIF Investments, L.P.
Its:	General Partner

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Managing Director

OAKTREE AIF INVESTMENTS, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Managing Director

OAKTREE AIF HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Managing Director

CUSIP No. 896082 104	SCHEDULE 13D	Page 20 of 21

OCM FIE, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Managing Director

CUSIP No. 896082 104	SCHEDULE 13D	Page 21 of 21

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Managing Director

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Brian D. Beck
Name:	Brian D. Beck
Title:	Managing Director

 ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Jay S. Wintrob	President and Chief Executive Officer of AIG Life and Retirement, the U.S. based life and retirement services businesses of American International Group, Inc.

Marna C. Whittington	Retired

Todd E. Molz	General Counsel and Managing Director of Oaktree Capital Group, LLC and General Counsel and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Scott L. Graves	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree AIF Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree AIF Holdings, Inc. are listed below:

Name	Principal Occupation
Howard Marks	Chairman
Bruce Karsh	President
John Frank	Managing Principal
David Kirchheimer	Chief Financial Officer and Chief Administrative Officer
Todd Molz	Managing Director, General Counsel and Secretary
Susan Gentile	Managing Director and Chief Accounting Officer
John Edwards	Managing Director and Treasurer
Richard Ting	Managing Director, Associate General Counsel and Assistant Secretary
Lisa Arakaki	Managing Director
Brian Beck	Managing Director
Martin Boskovich	Managing Director
Jay Ghiya	Managing Director
Cary Kleinman	Managing Director
Emily Stephens	Managing Director
Jeffrey Joseph	Vice President
Philip McDermott	Assistant Vice President
Jordan Mikes	Assistant Vice President

Oaktree AIF Investments, L.P.

Oaktree AIF Holdings, Inc. is the general partner of Oaktree AIF Investments, L.P.

Oaktree Tribune, L.P.

Oaktree AIF Investments, L.P. is the general partner of Oaktree Tribune, L.P.

OCM FIE, LLC

The managing member of OCM FIE, LLC is Oaktree Fund GP, LLC .